                     U.S. SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.


                                   FORM 12B-25



                           NOTIFICATION OF LATE FILING


                                                  Commission File Number 0-15474


[X]  Form 10-K and Form 10-KSB       [ ]  Form 20-F     [ ]  Form 11-K
[ ]  Form 10-Q and Form 10-QSB       [ ]  Form N-SAR

For Period Ended...............................................  June 30, 2004

                  [  ]  Transition Report on Form 10-K
                  [  ]  Transition Report on Form 20-F
                  [  ]  Transition Report on Form 11-K
                  [  ]  Transition Report on Form 10-Q
                  [  ]  Transition Report on Form N-SAR

For the Transition Period Ended................................

  [Read Instruction (on back page) Before Preparing Form. Please Print or Type]
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I -- REGISTRANT INFORMATION

AmerAlia, Inc.
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Full Name of Registrant

Not Applicable
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Former Name if Applicable

20971 E. Smoky Hill Rd.
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Addresses of Principal Executive Office

Denver, CO  80015-5187
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City, State and Zip Code

PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed in the prescribed period.

         As a result of travel commitments, many of the directors of the company have been unavailable to participate in the audit committee review of the Company's financial statements or the full board review of the proposed filing of the Company's Form 10-KSB. As this report presents the first full year's results of our acquisition of the assets and liabilities of WRNM, we were unable to complete our financial statements and filing prior to the directors commencing their travel. We expect the audit committee and the board to complete this review shortly and then file the report within the required time. An otherwise timely filing could not have been accomplished without unreasonable effort or expense.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         Robert C.J. van Mourik            (720)              876-2373
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                 (Name)                  Area Code          Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) has been filed? If the answer is no, identify report(s).
                Yes      [ ]                       No       [X]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?
                Yes      [X]                       No       [  ]

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         This report presents the first full year's results of our acquisition of the assets and liabilities of WRNM. Consequently, there is no appropriate prior period for comparison of results. The financial statements when filed are expected to report a net loss of approximately $7.3 million.

                                 AmerAlia, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  September 29, 2004                  By:    /s/ Robert van Mourik
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                                               Robert van Mourik
                                               Executive Vice President & Chief
                                               Financial Officer